

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 3, 2009

Mr. Ron Andrews
Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

> **RE:** **Clarient, Inc. ("the company")**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-160136**
> **Filed July 13, 2009**

Dear Mr. Andrews:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two from our letter dated July 6, 2009. Your response indicated that you had engaged in a series of preferred share issuances such that Safeguard now holds 47.3% of the company's voting securities. However, it was unclear to us that this calculation is consistent with the presentation required by Item 403 of Regulation S-K and rule 13d-3(d)(1)(i)

of the Exchange Act. Please provide us supplementally with a clear explanation as to how you calculated this percentage of ownership.

2.   In its Form 10-K, Safeguard indicates that it provides capital to businesses and "participates in expansion financings, corporate spin-outs, management buy-outs, recapitalizations, industry consolidations, and early stage-financings." Please advise us, given Safeguard's business model and its relationship to you, whether Safeguard is an underwriter with respect to the proposed offering. To the extent you believe Safeguard is not an underwriter in this offering, please ensure that you provide us with a detailed analysis supporting your conclusions.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Shivbir Grewal
Fax: (949) 725-4100